SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
GVI SECURITY SOLUTIONS, INC.
(Name of Subject Company (Issuer))
GENNX360 GVI ACQUISITION CORP. (Name of Filing Person – Offeror)
GENNX360 GVI HOLDING, INC. (Name of Filing Person – Parent of Offeror)
GENNX360 CAPITAL PARTNERS, L.P. (Name of Filing Person – Other)
GENNX360 GP, LLC (Name of Filing Person – Other)
GENNX360 MANAGEMENT COMPANY, LLC (Name of Filing Person – Other)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
36242E200
(CUSIP Number of Class of Securities)
GenNx360 GVI Acquisition Corp.
GenNx360 GVI Holding, Inc.
c/o GenNx360 Capital Partners, L.P.
590 Madison Avenue, 27th Floor
New York, NY 10022
Attention: Matthew Guenther
Tel: 212-257-6776
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)
Copy to:
Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Bradley C. Vaiana, Esq.
Tel: 212-294-2610
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of filing Fee (2)
$14,003,131.68	$781.37

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 36,137,114 shares of common stock, par value $0.001 per share (the “Shares”), of GVI Security Solutions, Inc. (“GVI”) issued and outstanding (determined on a fully diluted basis) after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into or for Shares, and (ii) the offer price of $0.3875 per Share. The calculation of the filing fee is based on GVI’s representation of its capitalization as of October 21, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.
☑	Check the box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$781.37	Filing Party:	GenNx360 GVI Acquisition Corp. GenNx360 GVI Holding, Inc. GenNx360 Capital Partners, L.P. GenNx360 GP, LLC GenNx360 Management Company, LLC

Form or Registration No.:	Schedule TO Schedule TO/A	Date Filed:	November 3, 2009 November 24, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

     This Amendment No. 4 is filed by (i) GenNx360 GVI Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of GenNx360 GVI Holding, Inc., a Delaware corporation (“Parent”), (ii) Parent, (iii) GenNx360 Capital Partners, L.P., a Delaware limited partnership (the “Sponsor”), (iv) GenNx360 GP, LLC, a Delaware limited liability company (“GenNx360 GP”), and (v) GenNx360 Management Company, LLC, a Delaware limited liability company (“GenNx360”), under cover of Schedule TO, which amends and supplements the original Tender Offer Statement filed by Purchaser, Parent, Sponsor, GenNx360 GP and GenNx360, under cover of Schedule TO with the United States Securities and Exchange Commission (“SEC”) on November 3, 2009, as amended on November 4, 2009, November 19, 2009 and November 24, 2009 (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”).
     The information relating to the Offer set forth in the Offer to Purchase, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein or to the extent specifically provided in the schedules and exhibits hereto, each of which is hereby expressly incorporated by reference herein.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
     “Expiration of Offering Period, Completion of Merger
     The offering period expired at midnight, at the end of the day on December 8, 2009. Based on information from the Depositary, stockholders of GVI had tendered 26,472,492 Shares, which represents approximately 97.02% of the currently outstanding Shares. Purchaser has accepted for payment all validly tendered and not withdrawn Shares and has made payment to the Depositary for the Shares.
     On December 9, 2009, Sponsor and GVI issued a press release announcing that Purchaser had accepted for payment all Shares that were validly tendered during the offering period. Sponsor and GVI also announced that, to complete the acquisition of 100% of the Shares, Purchaser has effected a short-form merger pursuant to Delaware law in which Purchaser has merged with and into GVI, with GVI surviving the merger and continuing as a wholly-owned subsidiary of Parent. As a result of the Merger, any Shares not tendered have been cancelled and (except for Shares held by Parent or its subsidiaries, or Shares for which appraisal rights are properly demanded) converted into the right to receive the same $.3875 per Share, net to the seller in cash, without interest and less any required withholding taxes, that was paid in the Offer. Following the Merger, the Shares will cease to be traded on the OTC. The full text of the press release is attached as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and restated by adding Exhibits (a)(5)(F) as set forth below.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated November 3, 2009.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by GVI and Sponsor on October 22, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Purchaser on October 22, 2009).*

(a)(5)(B)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Steven Walin (incorporated by reference to Exhibit 10.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(a)(5)(C)	Amendment to Employment Agreement, dated October 21, 2009, between GVI and Joseph Restivo (incorporated by reference to Exhibit 10.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(a)(5)(D)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Haberkorn v. GVI Security Solutions, Inc., et al., (C.A. No. 5056-VCP).*

(a)(5)(E)	Memorandum of Understanding by and among the parties to the class action lawsuit currently pending in the Court of Chancery of the State of Delaware, captioned Haberkorn v. GVI Security Solutions, Inc., et al. (C.A. No. 5056-VCP) (incorporated by reference to Exhibit (a)(5) to GVI’s Schedule 14D-9/A filed with the Securities and Exchange Commission on November 24, 2009).*

(a)(5)(F)	Joint Press Release issued by Sponsor and GVI on December 9, 2009.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 21, 2009, by and among GVI, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(d)(2)	Equity Commitment Letter, dated as of October 21, 2009, by the Sponsor (incorporated by reference to Exhibit 2.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

(d)(3)	Form of Stockholder Tender and Support Agreement, dated as of October 21, 2009, by and among Parent, Purchaser, GVI and certain stockholders (incorporated by reference to Exhibit 10.3 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).*

Exhibit	Exhibit Name
(d)(4)	Form of Restricted Stock Subscription Agreement (incorporated by reference to Exhibit (e)(9) to GVI’s Schedule 14D-9 filed with the Securities and Exchange Commission on November 3, 2009).*

(d)(5)	Confidentiality Agreement, dated May 8, 2009, by and between GVI and GenNx360.*

(d)(6)	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 23, 2009, by and among GVI, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2009).*

(g)	Not applicable.

(h)	Not applicable.

99.1	Press Release, dated November 3, 2009.*

99.2	Joint Press Release, dated November 24, 2009.*

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

GENNX360 GVI HOLDING, INC.

By:	/s/ Matthew Guenther
Name:	Matthew Guenther
Title:	Vice President

GENNX360 GVI ACQUISITION CORP.

By:	/s/ Matthew Guenther
Name:	Matthew Guenther
Title:	Vice President

GENNX360 CAPITAL PARTNERS, L.P. By: GenNx360 GP, LLC Its: General Partner

By:	/s/ Lloyd G. Trotter
Name:	Lloyd G. Trotter
Title:	Managing Member

GENNX360 GP, LLC

By:	/s/ Lloyd G. Trotter
Name:	Lloyd G. Trotter
Title:	Managing Member

GENNX360 MANAGEMENT COMPANY, LLC

By:	/s/ Lloyd G. Trotter
Name:	Lloyd G. Trotter
Title:	Managing Member
Date: December 9, 2009